Exhibit 99.2

© 2024Nano Dimension. All Rights Reserved. Nano Dimension Leading Manufacturing into the Future 3 rd Quarter 2024 Results & Earnings Call Yoav Stern, CEO & Member of the Board Tomer Pinchas, CFO & COO Julien Lederman, VP Corporate Development November 20 th , 2024

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward Looking Statements Forward - Looking Statements This presentation contains forward - looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . Because such statements deal with future events and are based on Nano Dimension Ltd . (“Nano Dimension”), Desktop Metal Ltd . (“Desktop Metal”) and Markforged Ltd . (“Markforged”) current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this presentation . The acquisitions of Desktop Metal and Markforged are subject to closing conditions, some of which are beyond the control of Nano Dimension, Desktop Metal or Markforged . For example, Nano Dimension is using forward - looking statements when it discusses benefits and advantages of the proposed transactions with Markforged and Desktop Metal, including the timing thereof, and the combined company, the combined company’s revenues and cash and Nano Dimension’s M&A strategy . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20 - F filed with the Securities and Exchange Commission (“SEC”) on March 21 , 2024 , and in any subsequent filings with the SEC . The combined company financial information included in this presentation has not been audited or reviewed by Nano Dimension’s auditors and such information is provided for illustrative purposes only . Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this presentation . Nano Dimension is not responsible for the contents of third - party websites . No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended .

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3 Forward Looking Statements ( Con’t .) Additional Information about the Transaction and Where to Find It In connection with the proposed transaction, Markforged filed a definitive proxy statement with the SEC on November 13 , 2024 . Markforged may also file other relevant documents with the SEC regarding the proposed transaction . This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC . The definitive proxy statement has been mailed to shareholders of Markforged . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Markforged and the proposed transaction, at the website maintained by the SEC at http : //www . sec . gov . Copies of the documents filed with the SEC by Markforged will be available free of charge on Markforged’s website at https : //investors . markforged . com/sec - filings . Participants in the Solicitation Nano Dimension, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction . Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20 - F for the fiscal year ended December 31 , 2023 , which was filed with the SEC on March 21 , 2024 . Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26 , 2024 , and Markforged’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 , which was filed with the SEC on March 15 , 2024 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available . Investors should read the proxy statement carefully before making any voting or investment decisions . You may obtain free copies of these documents from Nano Dimension or Markforged using the sources indicated above .

Highlights for the Quarter

Strongest Q3 Revenue in History Along with Transformational M&A

Headline financials

- **$15M Revenue – Best 3rd quarter ever**
  - Up 22% over Q3/2023
- **48% Gross margin (IFRS)**
  - Up from 44% in Q3/2023
- **51% Adj. Gross margin (non-IFRS)[1]**
  - Up from 48% in Q3/2023
- **$3M Net cash burn[2]**
  - Down from $16M in Q3/2023

Business updates

- **Acquisition announcements of Desktop Metal (NYSE: DM) and Markforged (NYSE: MKFG)**
- **Notable sales to Applied Materials, University of Dayton, and a leading aerospace & defense company**
- **Annual General Meeting (AGM) to be held December 6th, 2024**
  - Vote cut-off is December 1st, 2024

1. See reconciliation of IFRS to non-IFRS financial measures on slide 15
2. See reconciliation of net cash burn on slide 16

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANO DIMENSION Electrifying Additive Manufacturing

4

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 Prudent Management Translating to Financial Strength Continued Shift from Building Scale to Margins and Cash Usage 44% 48% 48% 51% Gross margins Q3/23 Q3/24 $16M $3M Net cash burn Q3/23 Q3/24 $12M $15M Revenue Q3/23 Q3/24 GAAP Non - GAAP (Adjusted)

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 Customer Highlights Driving Innovation in Advanced Digital Manufacturing Tier 1 customer success Working with a leader in electronics manufacturing Driving innovation Closing working to enable cutting edge research Continued support of national security Closely aligned with Western aerospace & defense

The *New* Nano Dimension We have Built

From a Niche Player to an Additive Manufacturing Leader

Before *April 2021* *After*

Before



Tech
Inkjet
✓

Apps
Electronics
✓

After

Desktop Metal · Markforged



Technologies with 1000+ Patents			
Inkjet	Binder jet	DLP	FDM
✓	✓	✓	✓

Applications & Materials						
Ceramic	Composite	Electronics	Metal	Metal casting	Polymer	Micro polymer
✓	✓	✓	✓	✓	✓	✓

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing 7

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8 The Right Deals at the Right Time Transformational M&A at Exceptional Value 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x 30.0x 35.0x 40.0x Sep-21 Jan-22 May-22 Sep-22 Jan-23 May-23 Sep-23 Jan-24 May-24 Sep-24 Acquisition Multiple: 0.9x Acquisition Multiple: 1.3x 1 3 - Year LTM Revenue Multiples of Nano's Acquisitions • Our M&A strategy is committed to creating long - term value for shareholders by prioritizing ROI • During the market highs of 2021 into 2022, we made limited acquisitions and demonstrated patience • The average LTM r evenue m ultiple paid for Desktop Metal and Markforged is 1.1x Source: Management, FactSet, press releases, and public filings. 1) Assumes the average of maximum expected total consideration of $183m and minimum total consideration of $135m to be paid for Des ktop Metal, per public filings.

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 $35M $77M $80M $340M $488M $628M $2M $3M $1M $475M ($19M) $151M 0 Scale and Continued Capital Strength Cements Nano Leadership + + = Pro Forma 2023 Revenue Build 1 Old New 1) Pro Forma revenue calculated using 2023A figures, per public filings. 2) 2023 annual peer revenue figures per year - end public filings. Cash & cash equivalents and marketable securities net of long - term debt figures per latest publicly available data. Assumes EUR/USD exchange rate of $1.0651 as of November 11, 2024. New Nano Dimension Asserts Itself as an Industry Leader Amongst Peers 2 New Pro Forma 2023E Revenue PF Cash & Cash Equiv. Revenue Cash and Cash Equivalents, Net of Debt ($19M)

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 © 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 Vote FOR our Board and Proposals! Protect Your Investment! EXECUTING A FOCUSED VALUE CREATION STRATEGY PROMISES MADE. PROMISES DELIVERED. MURCHINSON HAS NO STRATEGY AND SEEKS TO DEPRIVE SHAREHOLDERS OF LONG - TERM VALUE CREATION OPPORTUNITY NANO'S LEADERSHIP AND BOARD OF DIRECTORS DRIVING OUR PROGRESS 1 2 3 4

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 11 VOTE “FOR” all of Nano’s Proposals AGM to be Held Friday, December 6th, 2024 with Voting Cut - Off on Sunday, December 1st, 2024 at 11:59 p.m. ET Your vote is important. Voting is easy – you can use any of the methods by following the instructions on your voting instruction form: ELECTRONIC Locate the control number included on your voting instruction form and follow the easy instructions indicated. MAIL Mark, sign and date your voting instruction form and return it in the postage - paid envelope provided. If you vote electronically, you do not need to return your voting instruction form by mail. E - MAIL If you received your proxy materials via e - mail, you can click the “VOTE NOW” button in the body of the e - mail.

© 2024Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 Q&A

© 2024Nano Dimension. All Rights Reserved. Appendix

Reconciliation for Non-IFRS Measures

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company's operations. EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company's operations. Like EBITDA, Adjusted EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based payments expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company's operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company's performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Net cash burn is a non-IFRS measure and defined as the change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares. We believe that net cash burn, as described above, should be considered in evaluating the Company's financial strength. Net cash burn gives a sense of how our use of cash and cash flow has changed overtime.

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing

14

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15 Reconciliation for Non - IFRS Measures The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adju ste d Gross Profit. See full reconciliation and explanation in Q3 2024 Nano Dimension press release published November 20 th , 2024 Q3 2024 Q3 2023 Amounts in thousands of USD (8,640) (66,873) Net loss (47) (273) Tax benefits 1,530 1,588 Depreciation (10,635) (11,008) Interest income (17,792) (76,566) EBITDA (loss) 31 40,160 Finance expenses from revaluation of assets and liabilities (1,011) 2,015 Exchange rate differences 3,958 4,268 Share - based payments expenses (14,814) (30,123) Adjusted EBITDA (loss) Q3 2024 Q3 2023 Amounts in thousands of USD 7,156 5,369 Gross profit 125 89 Depreciation 225 377 Share - based payments expenses 7,506 5,835 Adjusted gross profit

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 16 Amounts in thousands of USD Key Metrics Q3 2024 Cash Flow Balance Sheet Income Statement Q3 2024 Q3 2023 Q3 2024 Q3 2023 Q3 2024 Q3 2023 (3,082) (81,731) Change in cash, cash equivalents and deposits 908,123 1,073,067 Total Assets 14,856 12,158 Total Revenue - 65,985 Treasury shares repurchase 40,523 50,924 Total Liabilities 7,506 5,835 Adjusted Gross Profit 1 (3,082) (15,746) Net Cash Burn 2 867,600 1,022,143 Total Equity 51% 48% Adjusted Gross Margin (14,814) (30,123) Adjusted EBITDA (loss)

© 2024Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 17 Thank you